UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-06665

REPSOL OIL & GAS CANADA INC.

(Exact name of registrant as specified in its charter)

Suite 2000, 888 - 3rd Street S.W.

Calgary, Alberta

Canada T2P 5C5

(403) 237-1234

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)

7.75% Notes due 2019

3.75% Notes due 2021

7.25% Debentures due 2027

5.75% Notes due 2035

5.85% Notes due 2037

6.25% Notes due 2038

5.50% Notes due 2042

Common Shares of no par value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

7.75% Notes due 2019:	Less than 300
3.75% Notes due 2021:	Less than 300
7.25% Debentures due 2027:	Less than 300
5.75% Notes due 2035:	Less than 300
5.85% Notes due 2037:	Less than 300
6.25% Notes due 2038:	Less than 300
5.50% Notes due 2042:	Less than 300
Common Shares of no par value:	1

Pursuant to the requirements of the Securities Exchange Act of 1934, Repsol Oil & Gas Canada Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 12, 2017	By:	/s/ David Charlton
Name: David Charlton
Title: Vice-President, Finance, Treasurer and Chief Financial Officer